*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (08162017)

August 30, 2017

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Ms. Jenifer Gallagher
Ms. Kimberly Calder
Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 7, 2017
File No. 001-36550

Dear Ladies and Gentlemen:

This letter is in response to your letter dated August 16, 2017, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2016 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 35

Proved Undeveloped Reserves, page 37

1.	We note your response to prior comment 1 and the illustration in Exhibit A of your proposed disclosure revisions regarding investments and progress made during 2016 to convert proved undeveloped reserves to proved developed reserves.

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You indicate the capital expenditures incurred during 2016 for development of proved undeveloped reserves were less than originally anticipated due to significantly lower than expected natural gas prices and suspension of the one-rig drilling program. However, your proposed disclosure revisions do not address the impact of the acquisition that occurred in March 2016, and the resulting adjustments that were made to the development plan to focus on probable reserves that were believed to have more favorable economics compared to other locations previously booked as PUDs, as noted in your response to comment 3 issued June 14, 2017.

Please further revise your disclosure to address these and any other factors effecting the development plans and progress toward converting the 2016 proved undeveloped reserves, also with regard to the capital spending plan for 2017. The language regarding the $31 million capital spending plan of Laramie Energy for 2017 should also be modified to clarify your portion of this expenditure (also with respect to the 19,121 MMcfe of proved undeveloped reserves), which you indicated would be $13.2 million, in your response to prior comment 3 issued June 14, 2017.

Response. We acknowledge the Staff’s comment. A revised version of the disclosure we propose to include in future Annual Reports on Form 10-K is set forth in Exhibit A hereto. All updates to the disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 are underlined, and all updates to the proposed disclosure we provided the Staff on July 25, 2017 are marked in blue font. We supplementally inform the Staff that, notwithstanding Laramie Energy’s expectations regarding 2017 capital expenditures and the Staff’s request to disclose our portion of such expenditures (which is simply based on our ownership interest of 42.3%), the Company is under no obligation to fund any such expenditures.

2.	We note your response to prior comments 2 and 3 and the information provided supplementally in Exhibits B and C regarding the dates used in the development schedules as of December 31, 2013, 2014 and 2015. However, it is unclear whether the development dates in Exhibit C, which are referred to as “drill” dates, coincide with the dates that the classification of the reserves for the wells would be changed from undeveloped to developed status. Please tell us the dates upon which each of the locations listed in Exhibit B with proved undeveloped reserves initially disclosed at December 31, 2013 that are scheduled for development in 2019 and 2020 will be reclassified from undeveloped to developed status based on the definition of developed oil and gas reserves in Rule 4-10(a)(6) of Regulation S-X.

Please also explain how your expectations correlate with the sequence of activity encompassed in the development plan for each well, considering the number of wells per pad and intervals between drill dates, fracturing dates and completion dates.

Response. We acknowledge the Staff’s comment. To provide more comprehensive information to the Staff, we have updated Exhibit B hereto to include, for all wells in Laramie’s proved undeveloped inventory as of December 31, 2016 (“PUDs”), both the scheduled drill date (or the spud date) and the completion date used for purposes of

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Laramie Energy’s development schedule. Laramie Energy typically drills and sets casing for its wells within a week of the scheduled drill date and typically completes its drilled wells within three to six months of the drill date. Laramie Energy and its reserve engineer change the classification of wells from undeveloped to developed status when such wells are completed in accordance with the definition of developed oil and gas reserves in Rule 4-10(a)(6) of Regulation S-X.

As previously disclosed to the Staff, certain of Laramie Energy’s PUD locations set forth on Exhibit B that are not scheduled to be drilled within five years of initial booking (but are scheduled to be drilled during year six) were classified as PUDs due to the acceleration of Laramie Energy’s drilling rate, which led Laramie Energy’s reserve engineer to determine with reasonable certainty that these PUDs will in fact be drilled within five years. For example, Laramie Energy has drilled a total of 64 wells to date in 2017 compared to a total of 78 wells drilled during the prior two calendar years, and has reduced the average time to drill and set casing for its wells to five days during 2017 from an average of fourteen days prior to 2014.

3.	We note that among the 161 wells that are scheduled to be developed in 2019, 22 were initially booked December 31, 2013, not including the 11 wells that you indicate will be spud on January 1, 2019. We also note that 4 of the 22 do not appear on the list of wells at Exhibit C, which you previously identified as locations scheduled to be developed more than five years after initial disclosure, as of December 31, 2016. Tell us the proved undeveloped reserves relating to the four additional wells with an initial disclosure date of December 31, 2013, and explain why these do not appear among the wells listed in Exhibit C or the reserve figure in footnote 1 to Exhibit B. Also provide us with details about prior changes in scheduled development dates for these four additional wells and the eleven wells referenced in footnote 1 to Exhibit B, comparable to those in Exhibit C.

Response. We acknowledge the Staff’s comment. The four wells and the proved undeveloped reserves associated with them are highlighted in blue font in Exhibit B hereto. They did not appear among the wells listed in Exhibit C to the Company’s response to the Staff dated July 25, 2017 because the wells highlighted in blue font are scheduled to be drilled within five years after initial booking. Exhibit C to the Company’s response to the Staff dated July 25, 2017 referred to wells scheduled at year-end 2016 to be drilled after five but less than six years from the date of initial booking that Laramie Energy’s reserve engineer determined with reasonable certainty based on the acceleration of Laramie Energy’s drilling rate would in fact be drilled within five years of initial booking. These four wells also do not appear in the reserve figure in footnote 1 to Exhibit B because they will be drilled prior to the last day of the five year period from the date of initial booking (i.e., scheduled to be drilled in late 2018 rather than on or about January 1, 2019). Details regarding prior changes in scheduled drill dates for these four additional wells and the eleven wells referenced in footnote 1 to Exhibit B are included in Exhibit C hereto.

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4.	Tell us the undiscounted future net revenue and the PV-10 for each of the proved undeveloped locations initially disclosed as of December 31, 2013 that are scheduled for development in 2019 and 2020, as identified in Exhibit B.

Response. We acknowledge the Staff’s comment. The undiscounted future net revenue and the PV-10 for each of the proved undeveloped locations initially disclosed as of December 31, 2013 that are scheduled to be drilled in 2019 (including the 11 wells that are scheduled to be drilled on January 1, 2019) (the “Delayed PUDs”) is included in Exhibit B hereto. There are no proved undeveloped locations initially disclosed as of December 31, 2013 that are scheduled to be drilled in 2020. We supplementally inform the Staff that the Company’s share of the Delayed PUDs collectively account for approximately 2.8% of the undiscounted future net revenue ($8,985,800) and 0.9% of the PV-10 ($1,299,500) associated with the Company’s reserves as of December 31, 2016, which the Company does not consider material.

Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn

J. Matthew Vaughn

Senior Vice President and General Counsel

Exhibit A

From Page 37 of the Company’s Form 10-K

Proved Undeveloped Reserves

All of our proved undeveloped reserves at December 31, 2016 are held through our minority equity ownership in Laramie Energy. We do not control Laramie Energy and therefore cannot predict or control the development of the properties.

As of December 31, 2016, our share of Laramie Energy’s proved undeveloped reserves totaled 197,488 MMcfe, an approximate 140% increase from proved undeveloped reserves at December 31, 2015. This increase was primarily due to Laramie Energy’s acquisition of properties in the Piceance Basin for $157.5 million in March 2016 and wells that have become economic as a result of increased operator efficiency and cost reductions. As a result of this acquisition, Laramie Energy reevaluated its drilling schedule in 2016 to increase the planned pace of development of certain recently acquired locations and delay the scheduled development of certain legacy locations. This reevaluation also led to the accelerated development of certain probable reserves that Laramie Energy’s management believed to have more favorable economics than certain locations previously booked as proved undeveloped reserves. During the year ended December 31, 2016, Laramie Energy expended approximately $1.4 million in connection with the development of its proved undeveloped reserves to convert the 1,125 MMcfe of proved undeveloped reserves to proved developed reserves. These expenditures were less than originally anticipated due to significantly lower than expected natural gas prices, which led Laramie Energy to temporarily suspend its one-rig program.

Laramie Energy expects to expend approximately $31 million in 2017 to convert approximately 45,203 MMcfe of proved undeveloped reserves to proved developed reserves (and has spent approximately $11.4 million year to date during 2017 on its current two-rig program). Our portion of this expenditure based on our 42.3% ownership interest in Laramie Energy is $13.2 million in 2017 to convert approximately 19,121 MMcfe of proved undeveloped reserves to proved developed reserves (of which approximately $4.8 million has been spent year to date during 2017).

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (08162017)

Exhibit B

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (08162017)

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (08162017)

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (08162017)

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (08162017)

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (08162017)

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (08162017)

Exhibit C

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